Exhibit 99.2

Consolidated financial highlights

Consolidated
($ 000s except per unit data)	Three months ended June 30,			Six months ended June 30,
	2008	2007	% Change	2008	2007	% Change

Revenue (net of royalties and financial derivative
instruments) from continuing operations	$420,220	$463,995	(9)	$1,122,435	$1,022,802	10
Funds flow from COGP operations(1)	$112,869	$52,032	117	$184,011	$98,442	87
Funds flow from Midstream operations(1)	52,601	29,569	78	111,853	68,973	62
Funds flow from continuing operations	165,470	81,601	103	295,864	167,415	77
Funds flow from discontinued operations (USOGP)(1)(3)	76,017	16,902	350	125,853	18,128	594
Total funds flow from operations(1)	$241,487	$98,503	145	$421,717	$185,543	127
Per weighted average unit – basic and diluted(2)	$0.95	$0.45	111	$1.66	$0.86	93
Distributions to unitholders	$91,662	$80,236	14	$182,779	$156,507	17
Per unit	$0.36	$0.36	-	$0.72	$0.72	-
Percent of funds flow from operations paid
out as declared distributions(4)	43%	85%	(49)	49%	88%	(44)
Net loss	$(184,081)	$(46,199)	298	$(150,465)	$(3,106)	4,744
Per weighted average unit – basic and diluted(2)	$(0.72)	$(0.21)	243	$(0.59)	$(0.01)	5,800
Capital expenditures (continuing operations)	$34,210	$27,360	25	$118,792	$66,113	80
Capitol Energy acquisition	$-	$467,850		$-	$467,850
Oil and gas property acquisitions,
net (continuing operations)	$10,432	$1,028		$19,451	$9,709
Proceeds on sale of discontinued operations, net of tax	$206,349	$-		$206,349	$-
Weighted average trust units outstanding (000s)
- Basic	254,404	216,845	17	253,659	214,301	18
- Diluted(2)	254,468	217,085	17	253,723	214,541	18

Consolidated
	As at	As at
	June 30,	December 31,
($000s)	2008	2007	% Change
Capitalization
Long-term debt (including current portion)	$904,461	$1 ,199,634	(25)
Unitholders’ equity	$1,443,755	$1 ,708,665	(16)
(1)Represents cash flow from operations before changes in working ca pital and site restora tion expenditures.
(2)Includes dilutive impact of unit options and convertible debentures.
(3)Effective in the first quarter of 2008, P rovident's USOGP business is acc ounted for as discontinued operations (see note 10 of interim c onsolidated fina ncial statements).
(4)Calculated as distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of $51.4 million year-to-date and $26.5 million for the quarter (2007 - $7.1 million and $3.5 million, repsectively).

Provident Energy 2008 Second Quarter Results

Operational highlights
	Three months ended June 30,			Six months ended June 30,
	2008	2007	% Change	2008	2007	% Change

Oil and Gas Production
Daily production - COGP (continuing operations)
Crude oil (bpd)	12,494	8,610	45	12,390	8,354	48
Natural gas liquids (bpd)	1,178	1,311	(10)	1,243	1,366	(9)
Natural gas (mcfpd)	86,130	94,437	(9)	85,050	91,698	(7)
COGP oil equivalent (boed) (1)	28,027	25,660	9	27,808	25,003	11
USOGP (discontinued operations) oil equivalent
(boed) (1)	21,551	9,233	133	23,146	8,660	167
Consolidated oil equivalent (boed) (1)	49,578	34,893	42	50,954	33,663	51

Average realized price from continuing operations
(before realized financial derivative instruments)
Crude oil blend ($/bbl)	$105.13	$53.75	96	$90.22	$52.54	72
Natural gas liquids ($/bbl)	$94.59	$52.79	79	$83.15	$50.84	64
Natural gas ($/mcf)	$9.98	$7.27	37	$8.81	$7.37	20
Oil equivalent ($/boe) (1)	$81.50	$47.48	72	$70.86	$47.36	50
Field netback from continuing operations (before
realized financial derivative instruments) ($/boe)	$52.39	$27.70	89	$44.54	$27.00	65
Field netback from continuing operations (including
realized financial derivative instruments) ($/boe)	$48.76	$27.12	80	$42.12	$26.52	59
Midstream
Midstream NGL sales volumes (bpd)	110,826	109,713	1	123,573	117,331	5
EBITDA (000s) (2)	$61,769	$35,974	72	$137,756	$88,827	55
(1)  Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2)  EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items. See "Reconciliation of non-GAAP measures".

Provident Energy 2008 Second Quarter Results

Management’s discussion and analysis

The following analysis dated August 7, 2008 provides a detailed explanation of Provident Energy Trust’s (“Provident’s”) operating results for the three and six months ended June 30, 2008 compared to the same time periods in 2007 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in two key business segments: Canadian crude oil and natural gas production (“COGP”), and Midstream. Provident’s COGP business produces crude oil and natural gas from seven core areas in the western Canadian sedimentary basin.  The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (“USOGP”) business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation (see note 10 of the interim consolidated financial statements). USOGP produces crude oil and natural gas in California, Wyoming, Texas, Florida, Michigan, Indiana and Kentucky.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

This analysis contains forward-looking information and statements. See “Forward-looking statements” at the end of the analysis for further discussion.

Second quarter and six months ended June 30, 2008 highlights

The second quarter highlights section provides commentary for the second quarter and for the six months ended June 30, 2008 and for corresponding periods in 2007.

Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (USOGP) business is accounted for as discontinued operations (see note 10 of the interim consolidated financial statements).

In June, 2008, Provident sold a portion of the USOGP business, consisting of its 22 per cent interest in BreitBurn Energy Partners, L.P. (MLP) and its 96 per cent interest in BreitBurn GP LLC, for cash proceeds, net of transaction costs, of U.S. $342.2 million. The Trust has recorded a gain on sale of $187.9 million and $141.8 million in current tax expense, related to this transaction. The future income tax recovery related to the MLP for the six months ended June 30, 2008 was $91.6 million. Also recorded was a realized foreign exchange loss of $30.3 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since acquisition in 2006. These amounts are recorded as part of net income from discontinued operations for the three and six months ended June 30, 2008.

In July, 2008 the Trust announced an agreement to sell the remaining portion of the USOGP business, comprised of an approximate 96 per cent interest in BreitBurn Energy Company L.P., for total consideration of U.S. $305 million, consisting of cash proceeds of U.S. $295 million and a U.S. $10 million note. The transaction is expected to close prior to the end of August with proceeds initially applied to Provident’s Canadian credit facility.

Provident Energy 2008 Second Quarter Results

Consolidated funds flow from operations and cash distributions

Consolidated	Three months ended June 30,				Six months ended June 30,
($ 000s, except per unit data)	2008	2007	% Change	2008	2007	% Change

Funds Flow from Operations and Distributions
Funds flow from continuing operations	$165,470	$81,601	103	$295,864	$167,415	77
Funds flow from discontinued operations	76,017	16,902	350	125,853	18,128	594
Total funds flow from operations	$241,487	$98,503	145	$421,717	$185,543	127
Per weighted average unit - basic and diluted (1)	$0.95	$0.45	111	$1.66	$0.86	93
Declared distributions	$91,662	$80,236	14	$182,779	$156,507	17
Per Unit	0.36	$0.36	-	$0.72	$0.72	-
Percent of funds flow from operations distributed (2)	43%	85%	(49)	$49%	$88%	(44)
(1)  Includes dilutive impact of unit options and convertible debentures.
(2)  Calculated as declared distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of $51.4 million year-to-date and $26.5 million for the quarter (2007 - $7.1 million and $3.5 million, respectively).

Management uses funds flow from operations to analyze operating performance.  Funds flow from operations represents cash flow from operations before changes in working capital and site restoration expenditures. Provident also reviews funds flow from operations in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed.

Funds flow from operations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculations of similar measures for other entities. Funds flow from operations as presented is not intended to represent operating cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.

Second quarter 2008 funds flow from operations was $241.5 million, 145 per cent above the $98.5 million recorded in the second quarter of 2007. For the six month period ended June 30, 2008 funds flow from operations was $421.7 million, 127 per cent above the $185.5 million in the same period of 2007. COGP provided 47 per cent of second quarter 2008 funds flow from operations, Midstream added 22 per cent and USOGP generated the remaining 31 per cent.

COGP 2008 second quarter funds flow from operations was $112.9 million, a 117 per cent increase from the $52.0 million recorded in the comparable 2007 quarter. This increase was a result of increased realized crude oil, natural gas liquids and natural gas prices combined with higher production from the acquisitions of Capitol Energy Resources Ltd. on June 19, 2007 (“Capitol”) and Triwest Energy Inc. on December 3, 2007 (“Triwest”), and the successful execution of the drilling and development program. For the six month period ended June 30, 2008 COGP funds flow from operations was $184.0 million, an 87 per cent improvement above the $98.4 million recorded in the comparable 2007 period.

The Midstream business unit contributed $52.6 million to the second quarter of 2008 funds flow from operations, 78 per cent above the $29.6 million recorded in the comparable 2007 quarter, reflecting a 72 per cent increase in earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA). The increase reflects higher price-driven per barrel margins, partially offset by an increase in the realized loss on financial derivative instruments. For the six months ended June 30, 2008, Midstream contributed $111.9 million to funds flow from operations, a 62 per cent increase from the $69.0 million in the comparable 2007 period.

Funds flow from discontinued operations (USOGP) in the second quarter of 2008 was $76.0 million, compared to $16.9 million in the second quarter of 2007. The increase is primarily driven by increased production due to oil and gas property acquisitions by the MLP in 2007, including the $1.5 billion USOGP natural gas asset acquisition in November 2007, combined with higher commodity prices. For the six months ended June 30, 2008, funds flow

Provident Energy 2008 Second Quarter Results

from discontinued operations (USOGP) was $125.8 million, compared to the $18.1 million in the comparable 2007 period.

Declared distributions in the second quarter of 2008 totaled $91.7 million compared to $80.2 million of declared distributions in 2007. This represented 43 per cent and 85 per cent of funds flow from operations, respectively, after distributions to non-controlling interests of $26.5 million (2007 - $3.5 million).  On a segmented basis, the Midstream business, due to its low sustaining capital requirements, effectively contributed 96 per cent of its funds flow from operations for distribution in the three months ended June 30, 2008. The remaining distributions were effectively contributed by the oil and natural gas production businesses (COGP and USOGP) representing 25 per cent of its funds flow from operations in the second quarter of 2008, after distributions to non-controlling interests of $26.5 million.

Outlook

Crude oil prices reached record levels for the second consecutive quarter, while natural gas and natural gas liquids (NGL) prices also saw upward movement during the first half of 2008. Moving into August, crude oil and natural gas prices have retreated from recent highs but the market outlook remains positive for the second half of the year.

In the second quarter, Provident’s Canadian Oil and Gas Production business (COGP) increased daily production to approximately 28,000 boed, up nine per cent from 25,700 boed in the second quarter of 2007. Production is balanced at 51 per cent natural gas, and 49 per cent crude oil and NGL after the successful integration of oil-weighted acquisitions in 2007, including Capitol Energy and Triwest Resources. This has resulted in strong cash flow growth as crude prices have increased approximately 90 per cent over the same period last year. The favorable price environment incented Provident to incur expenditures to bring on some higher-cost production which will provide strong netbacks and increase cash flow. In the current business environment the economics of this production are very compelling, but the overall operating costs of the business unit are higher as a result. Provident expects fuel, power, labor and maintenance costs across oil and natural gas operations to remain high for the remainder of the year.

Provident’s Midstream business unit increased EBITDA by 72 per cent in the second quarter to $61.8 million as a result of robust NGL prices and increased demand for condensate in Provident’s Redwater West business line. Provident made effective use of its transportation and storage assets to increase condensate sales in the quarter. Midstream continues to build summer inventory for sale during the winter season when product demand is expected to strengthen. At the end of the second quarter, the Midstream business had spent $11.1 million of its projected $43 million capital budget on maintenance and the construction of two storage caverns at Provident’s Redwater facility, anticipated to be in-service in early 2009.  Curtailment of 6,000 bpd of leased fractionation capacity in Sarnia, effective April 1, 2009, has prompted the assessment of several options to mitigate this constraint. Alternatives include the reallocation of existing capacity, facility optimization or expansion which would allow Provident to produce and sell additional propane-plus volumes at a Provident operated facility in Western Canada. The majority of the remaining 2008 Midstream capital budget will likely be allocated towards the 2008 portion of the ensuing costs. Provident expects another excellent year in our Midstream business with 2008 EBITDA anticipated to be similar to that achieved in 2007 assuming continued favourable commodity prices and typical seasonal demand patterns.

Provident’s net earnings will continue to be impacted by long term unrealized losses on financial derivative instruments while energy prices remain volatile. Because the Midstream commodity price risk management program extends up to five years and unrealized gains and losses for the full term of each derivative contract must be booked in the current quarter, net earnings are subject to substantial quarterly variation that is not necessarily related to current operations or cash flow. The Canadian Oil and Gas Production business manages commodity price risk on a two-year time horizon. Provident’s financial derivative instruments are all backed by physical production, throughput or inventory.

On June 17, 2008, Provident announced the sale of a large part of its US Oil and Gas operations including its 22 per cent interest in BreitBurn Energy Partners LP (the MLP). On July 30, 2008 Provident announced an agreement to sell the remaining portion of USOGP, BreitBurn Energy Company L.P. (BreitBurn). This transaction is expected to close prior to the end of August. Total gross proceeds from the USOGP dispositions are anticipated to be $660

Provident Energy 2008 Second Quarter Results

million. After tax proceeds are expected to be approximately $440 million. Consistent with the presentation in the first quarter, Provident’s USOGP business is accounted for as discontinued operations.

Provident’s previously announced strategic review of the Canadian Oil and Gas Production and Midstream businesses continues with the objective of defining the optimal structure for its businesses, particularly in response to the federal SIFT (specified investment flow-through) tax legislation and the current challenges of the capital markets. The overall objectives of the strategic review are to enhance unitholder value, improve access to and the cost of capital to facilitate growth, and to optimize the structure of our business units to be competitive in advance of the pending 2011 taxation on income trusts. Provident will continue its analysis of structural and strategic alternatives for the Canadian Oil and Gas Production and Midstream divisions.

Net income

Consolidated	Three months ended June 30,				Six months ended June 30,
($ 000s, except per unit data)	2008	2007	% Change	2008	2007	% Change

Net loss	$(184,081)	$(46,199)	298	$(150,465)	$(3,106)	4,744
Per weighted average unit – basic (1) and diluted (2)	$(0.72)	$(0.21)	243	$(0.59)	$(0.01)	5,800
(1)	Based on weighted average number of trust units outstanding.
(2)	Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan and convertible debentures.

Net loss for the second quarter of 2008 was $184.1 million compared to $46.2 million in the comparable 2007 quarter. An $87.5 million, or 96 per cent, increase in EBITDA combined with higher income from discontinued operations and higher future income tax recoveries were more than offset by a $382.8 million increase in unrealized loss on financial derivative instruments and increased depletion, depreciation and accretion.

The COGP business segment’s second quarter 2008 net income was $28.9 million, a decrease of $21.5 million compared to the 2007 second quarter net income of $50.4 million. Increased operating earnings were more than offset by unrealized losses on financial derivative instruments and increased depletion, depreciation, and accretion resulting from the acquisitions of Capitol and Triwest. In addition, second quarter 2007 future income tax recovery included $29.8 million of recovery associated with the Canadian Government’s enactment of legislation to tax publicly traded trusts, including Provident, commencing in 2011. No similar recovery was recorded in 2008.

The Midstream segment’s net loss was $290.2 million in the second quarter of 2008 as compared to a $142.2 million net loss in the second quarter of 2007. A $25.8 million, or 72 per cent increase in EBITDA and a future income tax recovery was more than offset by a $347.0 million increase in the second quarter from unrealized loss on financial derivative instruments.  In addition, second quarter 2007 future income tax expense included $134.5 million recorded against Midstream income associated with the Canadian Government’s enactment of legislation to tax publicly traded trusts, including Provident, commencing in 2011. No similar charge was recorded in 2008.

In the second quarter of 2008, net income from discontinued operations (USOGP) was $77.2 million as compared to 2007 second quarter net income of $45.6 million. Increased operating earnings and the impact of the gain on sale of discontinued operations were offset by increased unrealized losses on financial derivative instruments.

Provident’s net income figures are impacted by the requirement to “mark-to-market” all unrealized gains and losses associated with financial derivative instruments at a point in time and report these against current period income. Because Provident’s commodity price risk management program extends up to five years into the future in the Midstream segment, net earnings can show substantial quarterly variation that is not necessarily related to current operations.

Provident Energy 2008 Second Quarter Results

Reconciliation of non-GAAP measures

Provident calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and (loss) income from continuing operations before taxes follows:

EBITDA Reconciliation	Three months ended June 30,			Six months ended June 30,
($000s)	2008	2007	% Change	2008	2007	% Change
EBITDA	$178,901	$91,431	96	$330,236	$194,040	70
Adjusted for:
Cash interest	(13,727)	(10,758)	28	(29,176)	(22,658)	29
Unrealized loss on financial derivative
instruments	(406,537)	(23,746)	1,612	(468,810)	(2,879)	16,184
Depletion, depreciation and accretion and other
non-cash expenses	(91,487)	(75,280)	22	(166,477)	(145,545)	14
(Loss) income from continuing operations before taxes	$(332,850)	$(18,353)	1,714	$(334,227)	$22,958	-

Reconciliation of funds flow from operations to
distributions	Three months ended June 30,			Six months ended June 30,
	2008	2007	% Change	2008	2007	% Change
Cash provided by operating activities	$46,473	$85,899	(46)	$347,326	236,470	47
Change in non-cash operating working capital	193,913	12,080	1,505	71,753	(52,677)	-
Site restoration expenditures	1,101	524	110	2,638	1,750	51
Funds flow from operations	241,487	98,503	145	421,717	185,543	127
Distributions to non-controlling interests	(26,568)	(3,552)	648	(51,433)	(7,139)	620
Cash retained for financing and investing activities	(123,257)	(14,715)	738	(187,505)	(21,897)	756
Distributions to unitholders	91,662	80,236	14	182,779	156,507	17

Accumulated cash distributions, beginning of period	1,351,294	1,003,096	35	1,260,177	926,825	36
Accumulated cash distributions, end of period	$1,442,956	$1,083,332	33	$1,442,956	$1,083,332	33
Cash distributions per unit	$0.36	$0.36	-	$0.72	$0.72	-

Taxes
	Three months ended June 30,			Six months ended June 30,
($000s)	2008	2007	% Change	2008	2007	% Change
Capital tax expense	$1,210	$630	92	$1,692	$888	91
Current and withholding tax (recovery) expense	(1,211)	(1,660)	(27)	3,824	2,898	32
Future income tax (recovery) expense	(71,554)	74,439	-	(103,555)	63,606	-
	$(71,555)	$73,409	-	$(98,039)	$67,392	-

For the six months ended June 30, 2008, the total income tax recovery was $98.0 million. Based on year-to-date loss before taxes of $334.2 million, the expected income tax recovery was $89.2 million. The difference between the expected recovery and the total tax recovery is primarily a result of deductions allowed when computing taxable income of the Trust for distributions made to unitholders. The Trust is a taxable entity under Canadian income tax law and is currently taxable only on income that is not distributed or distributable to the unitholders until 2011, when the new tax on distributions comes into effect.  If the Trust distributes all of its taxable income to the unitholders, no current provision for taxes is required by the Trust until 2011.  Since inception, the Trust has distributed all of its taxable income to the unitholders. Additionally, interest and royalties are charged by the Trust to its subsidiaries, which are deductible in the computation of taxable income at the incorporated subsidiary level reducing tax pool claims in certain subsidiaries and potentially creating tax loss carry-forwards that result in future income tax recoveries.

Capital taxes in the second quarter totaled $1.2 million, an increase from the $0.6 million expense recorded in the second quarter of 2007, and $1.7 million year-to-date, compared to $0.9 million year-to-date for 2007. The increase is due to greater production subject to the Saskatchewan resource surcharge.

Provident Energy 2008 Second Quarter Results

The current and withholding tax recovery of $1.2 million in the second quarter of 2008 compares to a recovery of $1.7 million in the second quarter of 2007. For the six months ended June 30, 2008, current and withholding tax expense was $3.8 million, compared with $2.9 million in 2007. These taxes arise from the Midstream operations.

The 2008 second quarter future income tax recovery of $71.6 million compares to an expense of $74.4 million in the second quarter of 2007. The recovery in 2008 is primarily a result of increased tax loss carry-forwards generated from interest and royalties charged by the Trust to its subsidiaries. The expense in 2007 includes $104.7 million resulting from the enactment of legislation to tax publicly traded trusts, including Provident, commencing in 2011. For the six months ended June 30, 2008, future income tax recovery was $103.5 million compared with an expense of $63.6 million in 2007.

Interest expense

Continuing operations	Three months ended June 30,			Six months ended June 30,
($ 000s, except as noted)	2008	2007	% Change	2008	2007	% Change

Interest on bank debt	$10,834	$7,764	40	$23,393	$16,672	40
Interest on convertible debentures	4,984	5,103	(2)	9,968	10,200	(2)
Discontinued operations portion	(2,091)	(2,109)	(1)	(4,185)	(4,214)	(1)
Total cash interest	$13,727	$10,758	28	$29,176	$22,658	29

Weighted average interest rate on all long-term debt	5.1%	5.7%	(11)	5.4%	5.7%	(5)
Debenture accretion and other non-cash interest
expense	1,106	1,188	(7)	2,312	2,403	(4)
Total interest expense	$14,833	$11,946	24	$31,488	$25,061	26

Interest on bank debt increased in 2008 compared to 2007 due to increased capitalization including debt levels, largely resulting from the Capitol acquisition in the second quarter of 2007.

Commodity price risk management program

Provident’s commodity price risk management program is intended to mitigate the volatility of commodity prices and to assist with stabilizing cash flow and distributions. Provident seeks to accomplish this through the use of financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates.

In accordance with the Trust’s credit policy, the Trust mitigates associated credit risk by limiting financial derivative transactions with counterparties to approved credit limits.

In the Midstream business, production margins are affected by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate. Market conditions have not provided sufficient or adequate opportunity to directly manage propane, butane and condensate prices over the longer term. Prices for propane, butane and condensate historically have correlated with prices for crude oil.  As a consequence, Provident has entered into natural gas, natural gasoline and crude oil financial derivative contracts through March 2013 in order to protect operating margins in the Midstream business. Short term financial derivative instruments directly fixing propane prices have also been executed.

Activity in the Second Quarter

A summary of Provident’s risk management contracts executed during the second quarter of 2008 from continuing operations is contained in the following tables:

Provident Energy 2008 Second Quarter Results

COGP
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2008	Natural Gas	4,000	Gjpd	Puts Cdn $9.26 per gj (2)	November 1 - December 31
2009	Natural Gas	4,000	Gjpd	Puts Cdn $9.26 per gj (2)	January 1 - March 31

Midstream
		Volume
Year Product		(Buy)/Sell		Terms	Effective Period
2008	Natural Gas	2,500	Gjpd	Cdn $10.79 per gj (2)(7)	July 1 - July 31
	Crude Oil	817	Bpd	US $136.00 per bbl (3) (8)	August 1 - December 31
		565	Bpd	Cdn $126.60 per bbl (3) (7)	July 1 - August 31
	Natural Gasoline	(817)	Bpd	US $2.895 per gallon (6) (8)	August 1 - December 31
	Propane	1,658	Bpd	US $1.7534 per gallon (5) (7)	July 1 - December 31
2009	Crude Oil	825	Bpd	US $136.00 per bbl (3) (8)	January 1 - December 31
	Natural Gasoline	(825)	Bpd	US $2.895 per gallon (6) (8)	January 1 - December 31

Corporate

		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2008	Foreign exchange			Buy US $103,500,000 per month @ 1.0203 (4)	September 15, 2008
				Buy US $34,500,000 per month @ 1.0205 (4)	December 15, 2008
(1)	The above table represents a number of transactions entered into over an extended period of time.
(2)	Natural Gas contracts are settled against AECO monthly index.
(3)	Crude Oil contracts are settled against NYMEX WTI calendar average.
(4)	Forward purchase of US dollars.
(5)	Propane contracts are settled against Belvieu C3 TET.
(6)	Natural Gasoline contracts are settled against Belvieu NON-TET Natural Gasoline.
(7)	Midstream inventory hedges.
(8)	Midstream margin condensate hedges.

A summary of all of Provident’s contracts in place at June 30, 2008 is available on Provident’s website at www.providentenergy.com.

Settlement of commodity contracts

The following is a summary of the net funds flow from operations to settle commodity contracts (related to continuing operations) during the second quarter and first six months of 2008. For comparative purposes the 2007 amounts are also summarized.

a) Crude oil -COGP

For the quarter ended June 30, 2008, Provident paid $7.3 million to settle various oil market based contracts on an aggregate volume of 0.4 million barrels. During the quarter ended June 30, 2007, Provident paid $0.8 million to settle various oil market based contracts on an aggregate volume of 0.3 million barrels. Strong oil prices during the quarter caused the opportunity cost on oil price risk management activities.

For the six months ended June 30, 2008, Provident paid $11.2 million to settle various oil based contracts on an aggregate volume of 0.8 million barrels. During the six months ended June 30, 2007, Provident paid $0.8 million to settle various oil market based contracts on an aggregate volume of 0.5 million barrels.

If all contracts in place had been settled at June 30, 2008 an estimated opportunity cost of $41.3 million (June 30, 2007 - $5.3 million) would have been incurred.

Provident Energy 2008 Second Quarter Results

b)	Natural Gas - COGP

For the quarter ended June 30, 2008, Provident paid $2.0 million to settle various natural gas market based contracts on an aggregate volume of 2.7 million gj’s. For comparison, during the three months ended June 30, 2007, Provident paid $0.6 million to settle various natural gas market based contracts on an aggregate volume of 3.8 million gj’s.

For the six months ended June 30, 2008, Provident paid $1.0 million to settle various natural gas market based contracts on an aggregate volume of 6.3 million gj’s. For comparison, during the six months ended June 30, 2007, Provident paid $1.4 million to settle various natural gas market based contracts on an aggregate volume of 7.6 million gj’s.

If contracts in place had been settled at June 30, 2008 an estimated opportunity cost of $10.0 million (June 30, 2007 – $10.2 million gain) would have been incurred.

c)	Midstream

For the quarter ended June 30, 2008, Provident paid $55.4 million (2007 – received $9.2 million) to settle Midstream oil market based contracts on an aggregate volume of 1.2 million barrels (2007 – 0.2 million barrels) and received $3.3 million (2007 – paid $7.9 million) to settle Midstream natural gas market based contracts on an aggregate volume of 6.6 million gj’s (2007 – 6.8 million gj’s). This net opportunity cost was primarily caused by record high crude oil prices. In addition, for the second quarter of 2008, Provident paid $3.2 million (2007 – $11.7 million) to settle Midstream NGL market based contracts on an aggregate volume of 0.1 million barrels (2007 – 1.1 million barrels).

For the six months ended June 30, 2008, Provident paid $69.8 million (2007 – received $12.5 million) to settle Midstream oil market based contracts on an aggregate volume of 1.4 million barrels (2007 – 0.5 million barrels) and paid $7.7 million (2007 – $12.4 million) to settle Midstream natural gas market based contracts on an aggregate volume of 13.4 million gj’s (2007 – 11.9 million gj’s). In addition, Provident paid $8.6 million (2007 – $12.6 million) to settle Midstream NGL market based contracts on an aggregate volume of 2.0 million barrels (2007 – 3.1 million barrels).

If contracts in place had been settled at June 30, 2008 an estimated opportunity cost of $694.7 million (June 30, 2007 – $69.0 million) would have been incurred. These unrealized “mark-to-market” opportunity costs relate to positions with effective periods ranging from 2008 through 2013 and are required to be recognized in the financial statements under generally accepted accounting principles. These unrealized opportunity costs relate to financial derivative instruments which were entered into in order to manage commodity prices and protect future Midstream product margins. Fluctuations in the market value of these instruments have no impact on funds flow from operations until the instrument is settled.

d)	Foreign exchange contracts

For the quarter ended June 30, 2008, Provident received $2.7 million to settle various foreign exchange based contracts (2007 - nil). For the six months ended June 30, 2008, Provident received $5.5 million to settle various foreign exchange based contracts (2007 - nil). If contracts in place had been settled at June 30, 2008 an estimated opportunity cost of nil (June 30, 2007 – $1.0 million gain) would have been incurred.

e)	Interest rate contracts

For the quarter and six months ended June 30, 2008, Provident paid $0.1 million to settle various interest rate based contracts (2007 – nil).

f)	Power contracts

For the quarter and six months ended June 30, 2008, Provident received $1.4 million to settle various electricity based contracts (2007 – nil). It is estimated that if contracts in place had been settled at June 30, 2008 an opportunity gain of $2.0 million (2007 – nil) would have been realized.

Provident Energy 2008 Second Quarter Results

Liquidity and capital resources

Continuing operations
($ 000s)	June 30, 2008	December 31, 2007	% Change
Long-term debt - revolving term credit facility	$626,192	$923,996	(32)
Long-term debt - convertible debentures
(including current portion)	278,269	275,638	1
Working capital deficit (surplus) (1)	45,931	(58,732)	-
Net debt	950,392	1,140,902	(17)

Unitholders' equity (at book value)	1,443,755	1,708,665	(16)
Total capitalization at book value	$2,394,147	$2,849,567	(16)

Total net debt as a percentage of total book value capitalization	40%	40%	-
(1) The working capital deficit (surplus) excludes balances for the current portion of financial derivative instruments.
Provident operates two business units with similar but not identical monthly cash settlement cycles.  Midstream revenues are received at various times throughout the month. Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit. Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

As at June 30, 2008, Provident held non-bank sponsored asset-backed commercial paper amounting to $4.6 million. These securities have been classified as investments due to a reduction in market liquidity for these investments. Provident does not expect the resolution of the liquidity issues to have a significant impact on its operations.

Long-term debt and working capital

As at June 30, 2008 Provident had drawn on 56 per cent of its Canadian term credit facility of $1,125 million. This compares to 81 per cent drawn as at December 31, 2007.

At June 30, 2008 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $29.5 million, increasing bank line utilization to 58 per cent. The guarantees totaled $31.6 million at December 31, 2007.

Provident’s working capital from continuing operations decreased by $244.7 million as at June 30, 2008 relative to December 31, 2007. This amount includes a $33.1 million increase in accounts payable and accrued liabilities, a $149.9 million increase in income taxes payable driven by taxes incurred on the sale of a portion of the USOGP business in the second quarter of 2008, a $139.6 million increase in the current portion of financial derivative instruments, partially offset by a $46.5 million increase in accounts receivable, a $27.1 million increase in inventory, and a $3.9 million increase in prepaid expenses and other current assets.

Second quarter funds flow from continuing operations in 2008 was $165.5 million. The ratio of net debt (as calculated under “Liquidity and capital resources”) to annualized second quarter funds flow from continuing operations was 1.4 to one, as compared to second quarter 2007 net debt to annualized funds flow from continuing operations of 3.3 to one. The decreased ratio reflects a decrease in net debt as well as higher funds flow in both COGP and Midstream.

Trust units

For the quarter ended June 30, 2008, the Trust issued no units on conversion of convertible debentures (2007 – 35 thousand units). An additional 0.1 million units pursuant to the unit option plan were issued for the quarter ended June 30, 2008 (2007- 0.1 million units).  Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 1.3 million units were elected in the second quarter and were

Provident Energy 2008 Second Quarter Results

issued or are to be issued representing proceeds of $14.5 million (2007 – 0.8 million units for proceeds of $9.8 million).

At June 30, 2008, management and directors held less than one per cent of the outstanding units.

Capital expenditures and funding

Continuing operations	Three months ended June 30,				Six months ended June 30,
($ 000s)	2008	2007	% Change	2008	2007	% Change
Capital Expenditures
Capital expenditures and site restoration
expenditures	$(35,311)	$(27,884)	27	$(121,430)	$(67,863)	79
Property acquisitions, net	(10,432)	(1,028)	915	(19,451)	(9,709)	100
Corporate acquisitions	-	(467,850)	(100)	-	(467,850)	(100)
Net capital expenditures	$(45,743)	$(496,762)	(91)	$(140,881)	$(545,422)	(74)

Funded By
Funds flow from continuing operations net of
declared distributions to unitholders	$73,808	$1,365	5,307	$113,085	$10,908	937
(Decrease) increase in long-term debt	(264,011)	156,735	-	(298,576)	99,233	-
Issue of trust units, net of cost; excluding DRIP	1,197	355,811	(100)	1,204	360,647	(100)
DRIP proceeds	14,484	9,823	47	28,674	20,580	39
Change in working capital, including cash,
sale of assets and change in investments	220,265	(26,972)	-	296,494	54,054	449
Net capital expenditure funding	$45,743	$496,762	(91)	$140,881	$545,422	(74)

For the comparable quarters Provident has funded its net capital expenditures with funds flow from operations, debt and equity issued from treasury through public offerings and the DRIP (Distribution Re-Investment Program), and the sale of assets.

Non-cash unit based compensation

Non-cash unit based compensation includes expenses associated with Provident’s restricted and performance unit plan, as well as the unit option plan. Provident accounts for the unit option plan using the fair value of the option at the time of issue. The other unit based compensation is recorded at the estimated fair value of the notional units granted. Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan. The expense associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense). A portion relating to operational employees at field and plant locations is also allocated to operating expense. Provident recorded unit based compensation expense of $4.9 million for the quarter ended June 30, 2008 (2007 - $4.7 million) included primarily in general and administrative expense.  Provident made no payments in respect of unit based compensation in the second quarter of 2008 (2007 - nil). For the six months ended June 30, 2008, Provident recorded unit based compensation expense of $10.2 million (2007 - $9.1 million) and made related cash payments of $8.3 million (2007 - $1.8 million).    At June 30, 2008, the current portion of the liability totaled $18.9 million (December 31, 2007 - $9.9 million) and the long-term portion totaled $4.9 million (December 31, 2007 - $12.4 million).

Provident Energy 2008 Second Quarter Results

COGP segment review

Crude oil and liquids price

The following prices are net of transportation expense.

COGP	Three months ended June 30,			Six months ended June 30,
($ per bbl)	2008	2007	% Change	2008	2007	% Change

Oil per barrel
WTI (US$)	$123.98	$65.03	91	$110.94	$61.60	80
Exchange rate (from US$ to Cdn$)	$1.01	$1.10	(8)	$1.01	$1.13	(11)
WTI expressed in Cdn$	$125.22	$71.42	75	$111.72	$69.90	60

Realized pricing before financial derivative
instruments
Crude oil	$105.13	$53.75	96	$90.22	$52.54	72
Natural gas liquids	$94.59	$52.79	79	$83.15	$50.84	64
Crude oil and natural gas liquids	$104.22	$53.63	94	$89.57	$52.30	71
In the second quarter of 2008, COGP’s realized crude oil and natural gas liquids price, prior to the impact of financial derivative instruments, increased by 94 per cent to $104.22 per barrel compared to $53.63 in the second quarter of 2007. The 2008 increase was a result of a 91 per cent increase in $US WTI crude oil price combined with narrower price differentials relative to WTI, partially offset by a stronger Canadian dollar.

Natural gas price

The following prices are net of transportation expense.

COGP	Three months ended June 30,			Six months ended June 30,
($ per mcf)	2008	2007	% Change	2008	2007	% Change

AECO monthly index (Cdn$ per mcf)	$9.35	$7.37	27	$8.24	$7.38	12
Corporate natural gas price per mcf before financial
derivative instruments (Cdn$)	$9.98	$7.27	37	$8.81	$7.37	20

COGP’s second quarter 2008 realized natural gas price, before financial derivative instruments, increased 37 per cent as compared to the second quarter of 2007, which was 10 per cent greater than the increase in the AECO monthly index over the same period.  Provident markets to aggregators and can sell to the market on daily and monthly indices, receiving prices which are based on the heat content of the natural gas. Provident’s realized prices and changes in prices will therefore differ from benchmark indices.

Production

COGP	Three months ended June 30,			Six months ended June 30,
	2008	2007	% Change	2008	2007	% Change
Daily production
Crude oil (bpd)	12,494	8,610	45	12,390	8,354	48
Natural gas liquids (bpd)	1,178	1,311	(10)	1,243	1,366	(9)
Natural gas (mcfd)	86,130	94,437	(9)	85,050	91,698	(7)
Oil equivalent (boed) (1)	28,027	25,660	9	27,808	25,003	11
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production increased nine per cent to 28,027 boed during the second quarter of 2008 as compared to 25,660 boed in the comparable 2007 quarter.  The increase in production was primarily a result of the Capitol and Triwest acquisitions, and drilling and development programs which were partially offset by natural production declines. Production for the second quarter of 2008 was weighted 51 per cent natural gas, and 49 per cent crude oil and natural gas liquids, a change from the 61 per cent natural gas, and 39 per cent crude oil and natural gas liquids for the second quarter of 2007. The change in the production weighting reflects the oil-weighted acquisitions completed in 2007 and their associated drilling programs. Production over the six months ended June 30, 2008 was weighted 51 per cent natural gas, and 49 per cent crude oil and natural gas liquids, a change from the 61 per cent natural gas, and 39 per cent crude oil and natural gas liquids for the six months ended June 30, 2007.

Provident Energy 2008 Second Quarter Results

In the second quarter of 2008, the nine per cent production increase compared to the prior year’s quarter was achieved despite production downtime primarily due to wet weather and natural gas plant turnarounds.  Areas affected included West Central Alberta, Northwest Alberta, and Dixonville. In addition, commingling application delays in our shallow gas play in Southwest Saskatchewan continue to delay recompletions in this area. Production in Southeast Saskatchewan has increased reflecting the Triwest acquisition volumes and the associated drilling program. Dixonville production for the second quarter of 2007 only included the production from the date of the Capitol acquisition on June 19, 2007.

Provident’s COGP production summarized by core areas is as follows:
	Three months ended June 30,			Six months ended June 30,
COGP	2008	2007	% Change	2008	2007	% Change
Daily Production - by area (boed) (1)
West Central Alberta	6,275	7,563	(17)	6,433	7,335	(12)
Southern Alberta	4,868	5,504	(12)	4,805	5,731	(16)
Northwest Alberta	4,925	5,253	(6)	4,783	4,923	(3)
Dixonville (2)	3,548	461	670	3,725	232	1,506
Southeast Saskatchewan	3,345	1,624	106	3,226	1,645	96
Southwest Saskatchewan	1,353	1,806	(25)	1,408	1,832	(23)
Lloydminster	3,713	3,449	8	3,428	3,305	4
	28,027	25,660	9	27,808	25,003	11
(1)  Provident reports equivalent production converting natural gas to oil on a 6:1 basis.
(2)  Dixonville production in 2007 represents production from June 19, 2007 (date of Capitol Energy Resources Ltd. Acquisition) amounting to 3,815 boed for the 11 days.

Provident Energy 2008 Second Quarter Results

Revenue and royalties

COGP	Three months ended June 30,			Six months ended June 30,
($ 000s except per boe and mcf data)	2008	2007	% Change	2008	2007	% Change

Oil
Revenue	$119,525	$42,111	184	$203,448	$79,447	156

Realized loss on financial derivative instruments	(7,333)	(768)	855	(11,262)	(755)	1,392
Royalties	(22,721)	(8,250)	175	(37,794)	(15,362)	146
Net revenue	$89,471	$33,093	170	$154,392	$63,330	144
Net revenue (per barrel)	$78.69	$42.24	86	$68.47	$41.88	63
Royalties as a percentage of revenue	19.0%	19.6%		18.6%	19.3%

Natural gas
Revenue	$78,198	$62,464	25	$136,350	$122,344	11

Realized loss on financial derivative instruments	(1,921)	(575)	234	(966)	(1,433)	(33)
Royalties	(13,506)	(11,188)	21	(24,790)	(22,055)	12
Net revenue	$62,771	$50,701	24	$110,594	$98,856	12
Net revenue (per mcf)	$8.01	$5.90	36	$7.14	$5.96	20
Royalties as a percentage of revenue	17.3%	17.9%		18.2%	18.0%

Natural gas liquids
Revenue	$10,139	$6,297	61	$18,806	$12,570	50
Royalties	(2,459)	(1,649)	49	(4,699)	(3,355)	40
Net revenue	$7,680	$4,648	65	$14,107	$9,215	53
Net revenue (per barrel)	$71.64	$38.98	84	$62.38	$37.27	67
Royalties as a percentage of revenue	24.2%	26.2%		25.0%	26.7%

Total
Revenue	$207,862	$110,872	87	$358,604	$214,361	67
Realized loss on financial derivative instruments	(9,254)	(1,343)	589	(12,228)	(2,188)	459
Royalties	(38,686)	(21,087)	83	(67,283)	(40,772)	65
Net revenue	$159,922	$88,442	81	$279,093	$171,401	63
Net revenue (per boe)	$62.70	$37.87	66	$55.15	$37.87	46
Royalties as a percentage of revenue	18.6%	19.0%		18.8%	19.0%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

Quarter over quarter, 2008 COGP net revenue increased by 81 per cent to $159.9 million and by 66 per cent to $62.70 per boe. The increases reflect increases in crude oil production and increases in realized crude oil, natural gas liquids, and natural gas prices. Royalties, which are price sensitive and affected by production levels stayed constant as a percentage of revenue in the second quarter of 2008, compared to the second quarter in 2007. The increase in realized loss on financial derivative instruments to $9.2 million in the second quarter of 2008 from $1.3 million in the comparable 2007 quarter reflects a $1.9 million loss on natural gas derivative contracts in 2008 combined with a $7.3 million loss on oil derivative contracts in a record high crude oil price environment. For the six months ended June 30, 2008, net revenue per boe was $55.15 or 46 per cent above $37.87 in the same period of 2007.

Production expenses

COGP	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe data)	2008	2007	% Change	2008	2007	% Change

Production expenses	$35,558	$25,104	42	$65,934	$51,365	28
Production expenses (per boe)	$13.94	$10.75	30	$13.03	$11.35	15

Provident Energy 2008 Second Quarter Results

Second quarter 2008 production expenses increased to $35.6 million from $25.1 million in the comparable 2007 quarter. The increase was due to the nine per cent increase in quarter over quarter production, and COGP returning wells with higher operating costs to production to take advantage of higher netbacks resulting from the current pricing environment. As well, the increased commodity prices raised prices for fuel consumption and power, and increased costs in service related activities for down-hole and maintenance work. On a per boe basis, production expenses increased to $13.94 per boe compared to $10.75 per boe in the second quarter of 2007.  The per boe production expenses includes the impact of the decision to return higher cost wells to production as well as additional costs due to unexpected wet weather events including road bans which increased hauling costs and higher natural gas plant turnaround costs, further compounded by the associated lost production during the turnarounds.

Year-to-date production expenses increased 28 per cent to $65.9 million from $51.4 million in 2007, reflecting the 11 per cent increase in production, the higher cost environment and the return to production of wells with higher operating costs to take advantage of the higher netbacks resulting from the current price environment.

Operating netback

COGP	Three months ended June 30,			Six months ended June 30,
($ per boe)	2008	2007	% Change	2008	2007	% Change
Netback per boe
Gross production revenue	$81.50	$47.48	72	$70.86	$47.36	50
Royalties	(15.17)	(9.03)	68	(13.29)	(9.01)	48
Operating costs	(13.94)	(10.75)	30	(13.03)	(11.35)	15
Field operating netback	52.39	27.70	89	44.54	27.00	65
Realized loss on financial derivative instruments	(3.63)	(0.58)	526	(2.42)	(0.48)	404
Operating netback after realized financial derivative
instruments	$48.76	$27.12	80	$42.12	$26.52	59

COGP operating netbacks have transportation expense netted against gross production revenue.

Second quarter 2008 field operating netback increased 89 per cent to $52.39 per boe from $27.70 per boe in the comparable 2007 quarter. Year-to-date field operating netback of $44.54 per boe was 65 per cent above the field operating netback for the same period in 2007. The increase in field operating netback reflects a higher production weighting to crude oil accompanied by an increase in realized crude oil, natural gas liquids, and natural gas prices. Royalties on a per boe basis increased due to the increase in realized commodity prices, whereas royalties as a percentage of revenue was consistent with the prior year.  Operating netbacks after realized financial derivative instruments increased by 80 per cent to $48.76 per boe from $27.12 per boe for the quarter, reflecting a realized loss on financial derivative instruments of $3.63 per boe compared to $0.58 per boe realized loss in the comparable quarter in 2007. The realized loss is primarily from oil derivative contracts in a record high crude oil price environment.

General and administrative

COGP	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe data)	2008	2007	% Change	2008	2007	% Change

Cash general and administrative	$7,828	$7,883	(1)	$19,751	$15,120	31
Non-cash unit based compensation	2,550	2,025	26	805	3,011	(73)
	$10,378	$9,908	5	$20,556	$18,131	13

Cash general and administrative (per boe)	$3.07	$3.38	(9)	$3.90	$3.34	17

Second quarter 2008 COGP cash general and administrative expenses decreased one per cent to $7.8 million compared to $7.9 million in the second quarter of 2007. On a per barrel basis, cash general and administrative expenses decreased nine per cent to $3.07 per boe in 2008 compared to the $3.38 per boe in the second quarter of 2007. The per boe decrease reflects the nine per cent increase in production, without a commensurate increase in general and administrative costs.

Provident Energy 2008 Second Quarter Results

For the six months ended June 30, 2008, COGP cash general and administrative expenses increased 31 per cent to $19.8 million (2007 - $15.1 million). On a per barrel basis, cash general and administrative expenses increased 17 per cent to $3.90 per boe in 2008 compared to the $3.34 per boe in the six months ended June 30, 2007. For the six months ended June 30, 2008, cash general and administrative expense includes $4.5 million or $0.89 per boe (2007 -$0.9 million or $0.20 per boe) related to payments associated with performance unit based compensation. The unit based expense was accrued over a three-year vesting period as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in 2008, when the payments were made. Non-cash unit based compensation for the six months ended June 30, 2008 decreased to $0.8 million (2007 - $3.0 million). Excluding the related cash payments in the periods, non-cash unit based compensation was $5.3 million in the six months ended June 30, 2008 (2007 - $3.9 million).

Capital expenditures

COGP	Three months ended June 30,		Six months ended June 30,
($ 000s)	2008	2007	2008	2007

Capital expenditures - by category
Geological, geophysical and land	$721	$1,297	$3,703	$2,081
Drilling and recompletions	19,596	15,163	80,284	48,626
Facilities and equipment	6,296	1,510	18,107	4,768
Other capital	1,878	3,646	5,555	4,529
Total additions	$28,491	$21,616	$107,649	$60,004

Capital expenditures - by area
West central Alberta	$1,718	$1,877	$5,160	$4,593
Southern Alberta	3,150	2,972	6,873	6,490
Northwest Alberta	5,420	5,410	40,961	27,303
Dixonville	11,046	1,803	30,741	1,803
Southeast Saskatchewan	1,990	435	9,328	857
Southwest Saskatchewan	851	2,566	2,892	10,606
Lloydminster	2,563	2,723	5,307	3,695
Office and other	1,753	3,830	6,387	4,657
Total additions	$28,491	$21,616	$107,649	$60,004

Property acquisitions, net	$10,432	$1,028	$19,451	$9,709

In the second quarter of 2008, COGP continued the successful execution of its capital program throughout its core areas. The COGP business unit spent $19.6 million relating to drilling and recompletion activities, drilling 11.5 net wells with 100 per cent success. Capital activity in COGP’s newest core area, Dixonville, the winter program in Northwest Alberta and drilling in Southeast Saskatchewan account for 65 per cent of COGP’s capital expenditures in the second quarter of 2008.

At Dixonville, $11.0 million was spent primarily on drilling and completion activities, which included 8.0 net wells drilled.  In Northwest Alberta, completion expenditures of $5.4 million related to the 2007/2008 winter capital program were primarily spent on additional facility work. The $12.1 million of capital spent in the remaining core areas included drilling, completion, tie-ins, recompletions, facility upgrades and production optimization activities.

Net property acquisitions of $19.5 million in 2008 include additional working interests in the Triwest assets in Southeast Saskatchewan, which were acquired in December 2007.

Depletion, depreciation and accretion (DD&A)
COGP	Three months ended June 30,				Six months ended June 30,
($ 000s, except per boe data)	2008	2007	% Change	2008	2007	% Change

DD&A	$75,423	$58,272	29	$147,925	$113,570	30
DD&A (per boe)	$29.57	$24.96	18	$29.23	$25.10	16

Provident Energy 2008 Second Quarter Results

The COGP DD&A rate of $29.57 per boe for the second quarter of 2008 increased by 18 per cent compared to $24.96 per boe for the second quarter of 2007. The increase was primarily as a result of the two acquisitions of Capitol and Triwest in 2007. These recent COGP acquisitions and the Rainbow assets acquired in 2005 differed from earlier acquisitions in that they included significant reserves that were not yet proved.  Since depletion calculations are based on proved reserves, acquisitions with not yet proved reserves generally result in higher depletion rates.   The impact of this, combined with the higher cost of acquiring or drilling proved reserves in western Canada in an environment with higher commodity prices and increased drilling costs, will be reflected in the DD&A rate going forward.

In the second quarter of 2008, accretion expense associated with asset retirement obligations was $0.8 million compared to $0.6 million in the comparable period of 2007. Year-to-date accretion expense was $1.7 million (2007 - $1.2 million).

Provident Energy 2008 Second Quarter Results

Midstream business segment review
The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.  The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Commercial Services

Midstream business unit results can be summarized as follows:

	Three months ended June 30,			Six months ended June 30,
($ 000s)	2008	2007	% Change	2008	2007	% Change

Empress East Margin	$48,059	$33,013	46	$114,539	$64,279	78
Redwater West Margin	60,063	11,448	425	100,351	28,970	246
Commercial Services Margin	11,624	11,035	5	22,182	24,157	(8)
Gross operating margin	119,746	55,496	116	237,072	117,406	102
Realized loss on financial derivative instruments	(51,317)	(10,397)	394	(79,280)	(12,486)	535
Cash general and administrative expenses	(7,627)	(9,125)	(16)	(19,486)	(16,093)	21
Foreign exchange gain (loss) and other	967	-	-	(550)	-	-
Midstream EBITDA	$61,769	$35,974	72	$137,756	$88,827	55

Gross operating margin

The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States. The margin in this business is determined primarily by the “frac spread ratio”, which is the ratio between crude oil prices and natural gas prices. Traditionally, the higher the ratio, the better this business line will perform. There is also a differential between propane, butane and condensate (collectively, these products are referred to as “propane-plus”) prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes. In the second quarter of 2008, the margin for this business line was $48.1 million (2007 - $33.0 million). This 46 per cent increase is the result of approximately 50 per cent higher propane-plus prices while costs only increased approximately 45 per cent. This increased margin reflects higher selling prices partially offset by a six per cent decrease in related sales volumes. The year-to-date margin was $114.5 million in 2008 compared to year-to-date margin of $64.3 million in 2007. The year-to-date 78 per cent increase in margin is the result of approximately 40 per cent higher propane-plus prices while per-unit cost of goods sold only increased approximately 30 per cent. The higher propane-plus prices reflect the stronger WTI crude oil price in 2008. The margins reflect a cost of goods sold per unit increase that was significantly less than sales price per unit as a result of the natural gas prices which were lower in relation to crude oil prices in 2008, when compared to 2007. As a result, the frac spread ratio was higher in 2008.

The Redwater West business line:

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread ratio has a smaller impact on margin than in the Empress East business line. This facility also has the largest rail rack in Western Canada to receive products for delivery into the local condensate market. Provident has considerably increased its participation in the condensate market over the past year, reflecting the increasing diluent demand for heavy oil production. In the second quarter of 2008, the margin for this the Redwater West business line was $60.1 million (2007 - $11.5 million). The $48.6

Provident Energy 2008 Second Quarter Results

million increase reflects approximately 20 per cent higher propane-plus sales volumes, primarily condensate. Provident made effective use of its transportation and storage assets to increase condensate sales in the quarter. In addition, propane-plus prices were 65 per cent higher in the second quarter of 2008 than in the second quarter of 2007 while costs were only 50 per cent higher. The higher propane-plus prices reflect the stronger crude oil price in the second quarter of 2008. Year-to-date margin increased to $100.4 million from $28.9 million in 2007. Sales volumes in 2008 have increased 20 per cent, primarily relating to condensate. Additionally, per-unit selling prices increased approximately 50 per cent and per-unit cost of goods sold only increased approximately 40 per cent.

The Commercial Services business line:

The Commercial Services business line generates income from relatively stable fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers. Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line. In the second quarter of 2008, the margin for this business line was $11.6 million (2007 - $11.0 million). The five per cent increase in the margin is due primarily to increases in loading/unloading revenue partially offset by reduced third party fractionation revenue. Year-to-date 2008, the commercial services margin was $22.2 million (2007 - $24.2 million). This decrease is due to reduced third party fractionation revenue and reduced pipeline revenue offset by increased loading/unloading revenues.

Operations – Midstream NGL sales volumes

Midstream sold 110,826 bpd in the second quarter of 2008, relatively unchanged when compared with 109,713 bpd in the second quarter of 2007. Year-to-date Midstream sold 123,573 bpd in 2008, up five per cent when compared to sales of 117,331 bpd in 2007.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and funds flow from operations

Second quarter 2008 EBITDA increased to $61.8 million from $36.0 million in 2007 reflecting higher operating margins for both the Empress East and Redwater West business lines, partially offset by higher realized losses on financial derivative instruments.  Year-to-date EBITDA increased to $137.8 million from $88.8 million in 2007. Funds flow from operations for the second quarter of 2008 was $52.6 million, an increase of $23.0 million or 78 per cent above the $29.6 million for the second quarter 2007. Year-to-date funds flow from operations increased to $111.9 million from $69.0 million in 2007. The increase in funds flow from operations reflects the higher EBITDA and operating margins, as described above.

Cash general and administrative expenses and other were $7.6 million for the second quarter of 2008 (2007 - $9.1 million). The decrease reflects lower provision for short-term incentive compensation in 2008.

Cash general and administrative expenses and other were $19.5 million for the six months ended June 30, 2008 (2007 - $16.1 million). Year-to-date cash general and administrative expenses include $3.8 million (2007 - $0.9 million) related to payments associated with performance unit-based compensation. The expense was accrued over the three-year vesting period as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in 2008, when the payments were made.

Management uses EBITDA to analyze the operating performance of the Midstream business unit.  EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating funds flow from operations or operating profits for the period nor should it be viewed as an alternative to funds flow from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Provident Energy 2008 Second Quarter Results

Capital expenditures

Midstream capital expenditures for the second quarter of 2008 totaled $5.7 million, and $11.1 million year-to-date. In 2008, $4.2 million was spent on continued development of product storage, $4.8 million was spent on sustaining capital requirements and $2.1 million was spent primarily on office furniture and equipment for the new office space.

Provident Energy 2008 Second Quarter Results

Discontinued operations (USOGP)

In February 2008, the Trust announced a strategic process respecting the decision to sell the operations that comprise the United States oil and natural gas production (USOGP) business.  This business was comprised of approximately 22 per cent ownership of BreitBurn Energy Partners, L.P., a publicly-traded U.S. Master Limited Partnership (“the MLP”). This MLP ownership also included units held by the General Partner of which Provident owned approximately 96 per cent. As at June 30, 2008, Provident owned approximately 96 per cent of privately held BreitBurn Energy Company L.P. (“BreitBurn”) which operates assets in California.

Given the sales decision, effective in the first quarter of 2008, the USOGP business is accounted for as discontinued operations. Discontinued operations (USOGP) includes the consolidated results of 100 per cent of the MLP and BreitBurn.  Non-controlling interests are comprised mainly of the public ownership in the MLP, and to a lesser extent the ownership interests of the managers in the MLP and BreitBurn, as well as third party investment in USOGP’s land development project, which commenced in 2006.

In June, 2008 Provident sold a portion of the USOGP business, consisting of its 22 per cent interest in the MLP and its 96 per cent interest in BreitBurn GP LLC, for cash proceeds, net of transaction costs, of U.S. $342.2 million. The Trust has recorded a gain on sale of $187.9 million and $141.8 million in current tax expense, related to this transaction. The future income tax recovery related to the MLP for the six months ended June 30, 2008 was $91.6 million. Also recorded was a realized foreign exchange loss of $30.3 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since acquisition in 2006. These amounts are recorded as part of net income from discontinued operations for the three and six months ended June 30, 2008.

In July, 2008 the Trust announced an agreement to sell the remaining portion of the USOGP business, comprised of an approximate 96 per cent interest in BreitBurn, for total consideration of U.S. $305 million, consisting of cash proceeds of U.S. $295 million and a U.S. $10 million note. The transaction is expected to close prior to the end of August with proceeds initially applied to Provident’s Canadian credit facility.

The pre-tax book value of the USOGP investments at June 30, 2008 was approximately $215 million and the related tax basis was approximately $100 million.

Provident Energy 2008 Second Quarter Results

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2008
January 24, 2008	February 15, 2008	$0.12	0.12
February 25, 2008	March 14, 2008	0.12	0.12
March 24, 2008	April 15, 2008	0.12	0.12
April 22, 2008	May 15, 2008	0.12	0.12
May 23, 2008	June 13, 2008	0.12	0.12
June 20, 2008	July 15, 2008	0.12	0.12
2008 Cash Distributions paid as declared		$0.72	0.72
2007 Cash Distributions paid as declared		1.44	1.35
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared
– March 2001 – December 2001		2.54	1.64
Inception to June 30, 2008 – Distributions paid as declared		$13.11	10.03
* Exchange rate based on the Bank of Canada noon rate on the payment date.

Foreign ownership

As at June 30, 2008, based on information received from the transfer agent and financial intermediaries, an estimated 85 per cent of Provident’s outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt. Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its assets is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Change in accounting policies

The interim consolidated financial statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the consolidated financial statements of the Trust for the year ended December 31, 2007 and are consistent with policies adopted in the second quarter of 2007, except as described in note 2 of the interim consolidated financial statements.

In 2006, the Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with International Financial Reporting Standards (IFRS) by 2011 and Provident will be required to report according to IFRS standards for the year ended

Provident Energy 2008 Second Quarter Results

December 31, 2011. Provident is currently assessing the impact of the convergence of Canadian GAAP and IFRS on results of operations, financial position and disclosures.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow. These risks include but are not limited to:

  capital markets risk and the ability to finance future growth; and
  the impact of Canadian governmental regulation on Provident, including the effect of the new tax on trust distributions;
The oil and natural gas industry is subject to numerous risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow. These risks include but are not limited to:
  fluctuations in commodity price, exchange rates and interest rates;
  government and regulatory risk in respect of royalty and income tax regimes;
  operational risks that may affect the quality and recoverability of reserves;
  geological risk associated with accessing and recovering new quantities of reserves;
  transportation risk in respect of the ability to transport oil and natural gas to market;
  marketability of oil and natural gas;
  the ability to attract and retain employees; and
  environmental, health and safety risks.
The midstream industry is also subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow. These risks include but are not limited to:
  operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;
  the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas  products marketing business is subject to competition from other marketing firms;
  exposure to commodity price fluctuations;
  regulatory intervention in determining processing fees and tariffs; and
  reliance on significant customers.
Provident strives to minimize these business risks by:
  employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;
  adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;
  developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;
  adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on funds flow from operations available for distribution;
  marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

Provident Energy 2008 Second Quarter Results

  maintaining a low cost structure to maximize funds flow from operations and profitability;
  maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;
  adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and
  maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.
Unit trading activity

The following table summarizes the unit trading activity of the Provident units for each quarter in the six months ended June 30, 2008 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2
TSE – PVE.UN (Cdn$)
High	$11.37	$12.25
Low	$8.80	$10.76
Close	$10.95	$11.74
Volume (000s)	34,702	28,161
NYSE – PVX (US$)
High	$11.28	$12.40
Low	$8.50	$10.50
Close	$10.60	$11.43
Volume (000s)	74,533	77,141

Forward-looking statements

This MD&A contains forward-looking information or forward-looking statements under applicable securities legislation.  These statements relate to future events or the Trust's future performance.  Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking statements.  In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking statements or information in this MD&A include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking statements or information. In addition, this MD&A may contain forward-looking statements attributed to third party industry sources.  Undue reliance should not be placed on forward-looking statements or information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

  the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;

Provident Energy 2008 Second Quarter Results

  the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
  sustainability and growth of production and reserves through prudent management and acquisitions;
  the emergence of accretive growth opportunities;
  the ability to achieve a consistent level of monthly cash distributions;
  the impact of Canadian governmental regulation on the Trust;
  the existence, operation and strategy of the commodity price risk management program;
  the approximate and maximum amount of forward sales and hedging to be employed;
  changes in oil and natural gas prices and the impact of such changes on cash flow after hedging;
  the level of capital expenditures devoted to development activity rather than exploration;
  the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
  the use of development activity and acquisitions to replace and add to reserves;
  the quantity of oil and natural gas reserves and oil and natural gas production levels;
  currency, exchange and interest rates;
  the performance characteristics of Provident's natural gas midstream, NGL processing and marketing business;
  the growth opportunities associated with the natural gas midstream, NGL processing and marketing business; and
  the nature of contractual arrangements with third parties in respect of Provident's natural gas midstream, NGL processing and marketing business.
Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information or forward-looking statements contained in this MD&A include, but are not limited to:

  general economic conditions in Canada, the United States and globally;
  industry conditions associated with the NGL services, processing and marketing business;
  fluctuations in the price of crude oil, natural gas and natural gas liquids;
  uncertainties associated with estimating reserves;
  royalties payable in respect of oil and gas production;
  interest payable on notes issued in connection with acquisitions;
  income tax legislation relating to income trusts, including the effect of new legislation taxing trust income;
  governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
  fluctuation in foreign exchange or interest rates;
  stock market volatility and market valuations;
  the impact of environmental events;
  the need to obtain required approvals from regulatory authorities;
  unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
  failure to realize the anticipated benefits of acquisitions;
  competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
  failure to obtain industry partner and other third party consents and approvals, when required;
  risks associated with foreign ownership;
  third party performance of obligations under contractual arrangements; and
  the other factors set forth under "Business risks" in this MD&A.
Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties. With respect to forwarding looking statements and forward looking information contained in this MD&A, the Trust has made assumptions regarding, among other things:

Provident Energy 2008 Second Quarter Results

  future natural gas and crude oil prices;
  the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
  the regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;
  the impact of increasing competition; and
  the Trust's ability to obtain financing on acceptable terms.
  the general stability of the economic and political environment in which the Trust operates;
  the timely receipt of any required regulatory approvals;
  the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner;
  field production rates and decline rates;
  the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration;
  the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
  currency, exchange and interest rates; and
  the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. The forward-looking statements or information contained in this MD&A are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward looking statements or information contained in this MD&A are expressly qualified by this cautionary statement.

Provident Energy 2008 Second Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)		2008
	First	Second	Year-to-
	Quarter	Quarter	Date
Financial - consolidated
Revenue (continuing operations)	$702,215	$420,220	$1,122,435
Funds flow from operations	$180,230	$241,487	$421,717
Net income (loss)	$33,616	$(184,081)	$(150,465)
Net income per unit - basic and diluted	$0.13	$(0.72)	$(0.59)
Unitholder distributions	$91,117	$91,662	$182,779
Distributions per unit	$0.36	$0.36	$0.72
Oil and gas production (continuing operations)
Cash revenue	$122,815	$164,442	$287,257
Earnings before interest, DD&A, taxes and other non-cash items	$75,348	$117,132	$192,480
Funds flow from operations	$71,142	$112,869	$184,011
Net income	$9,591	$28,935	$38,526
Midstream
Cash revenue	$641,673	$662,315	$1,303,988
Earnings before interest, DD&A, taxes and other non-cash items	$75,987	$61,769	$137,756
Funds flow from operations	$59,252	$52,601	$111,853
Net income (loss)	$15,516	$(290,230)	$(274,714)

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	10,535	10,179	10,357
Heavy oil (bpd)	1,752	2,315	2,033
Natural gas liquids (bpd)	1,307	1,178	1,243
Natural gas (mcfd)	83,970	86,130	85,050
Oil equivalent (boed)	27,589	28,027	27,808
Average selling price net of transportation expense
(continuing operations) (Cdn$)
Crude oil per bbl	$75.06	$105.13	$90.22
(before realized financial derivative instruments)
Crude oil per bbl	$71.54	$98.68	$85.22
(including realized financial derivative instruments)
Natural gas liquids per barrel	$72.85	$94.59	$83.15
Natural gas per mcf	$7.61	$9.98	$8.81
(before realized financial derivative instruments)
Natural gas per mcf	$7.74	$9.73	$8.75
(including realized financial derivative instruments)
Midstream
Midstream NGL sales volumes (bpd)	136,320	110,826	123,573

Provident Energy 2008 Second Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2007
	First	Second	Third	Fourth	Annual
	Quarter (1)	Quarter (1)	Quarter	Quarter	Total
Financial - consolidated
Revenue (continuing operations)	$558,807	$463,995	$494,065	$521,648	$2,038,515
Funds flow from operations	$87,040	$98,503	$105,149	$177,563	$468,255
Net income (loss)	$43,093	$(46,199)	$(35,005)	$68,545	$30,434
Net income (loss) per unit - basic and diluted	$0.20	$(0.21)	$(0.14)	$0.28	$0.13
Unitholder distributions	$76,271	$80,236	$87,782	$89,063	$333,352
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production (continuing operations)
Cash revenue	$84,668	$90,028	$92,419	$101,746	$368,861
Earnings before interest, DD&A, taxes	$49,756	$55,457	$53,530	$63,009	$221,752
and other non-cash items
Funds flow from operations	$46,410	$52,032	$47,143	$58,667	$204,252
Net (loss) income	$(4,510)	$50,429	$(17,807)	$16,953	$45,065

Midstream
Cash revenue	$453,272	$397,713	$433,950	$598,963	$1,883,898
Earnings before interest, DD&A, taxes	$52,853	$35,974	$47,425	$89,423	$225,675
and other non-cash items
Funds flow from operations	$39,404	$29,569	$32,350	$77,109	$178,432
Net income (loss)	$51,838	$(142,191)	$(8,630)	$(62,037)	$(161,020)

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	6,428	6,692	8,858	9,483	7,876
Heavy oil (bpd)	1,669	1,918	2,324	1,769	1,921
Natural gas liquids (bpd)	1,422	1,311	1,255	1,277	1,316
Natural gas (mcfd)	88,928	94,437	93,511	92,584	92,378
Oil equivalent (boed)	24,340	25,660	28,022	27,960	26,509

Average selling price net of transportation expense
(continuing operations) (Cdn$)
Crude oil per bbl	$51.23	$53.75	$57.88	$61.75	$56.74
(before realized financial derivative instruments)
Crude oil per bbl	$51.25	$52.77	$55.47	$57.23	$54.53
(including realized financial derivative instruments)
Natural gas liquids per barrel	$49.02	$52.79	$55.47	$63.63	$55.07
Natural gas per mcf	$7.48	$7.27	$4.94	$6.08	$6.42
(before realized financial derivative instruments)
Natural gas per mcf	$7.37	$7.20	$5.63	$6.68	$6.71
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	125,033	109,713	112,386	135,981	120,785
(1) Restated - see note 3 to interim consolidated financial statements.

Provident Energy 2008 Second Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2006
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total

Financial - consolidated
Revenue (continuing operations)	$522,315	$398,225	$597,082	$505,556	$2,023,178
Funds flow from operations	$78,906	$110,990	$120,089	$122,679	$432,664
Net income (loss)	$24,200	$21,371	$120,850	$(25,501)	$140,920
Net income (loss) per unit - basic	$0.13	$0.11	$0.61	$(0.12)	$0.72
Net income (loss) per unit - diluted	$0.13	$0.11	$0.58	$(0.12)	$0.72
Unitholder distributions	$68,350	$68,572	$70,970	$75,573	$283,465
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production (continuing operations)
Cash revenue	$78,343	$84,118	$75,766	$87,014	$325,241
Earnings before interest, DD&A, taxes	$47,615	$54,746	$45,335	$50,749	$198,445
and other non-cash items
Funds flow from operations	$39,949	$55,490	$41,315	$48,574	$185,328
Net income (loss)	$33,987	$35,094	$22,621	$(8,249)	$83,453

Midstream
Cash revenue	$474,515	$367,624	$459,603	$447,244	$1,748,986
Earnings before interest, DD&A, taxes	$32,813	$46,438	$65,958	$74,422	$219,631
and other non-cash items
Funds flow from operations	$26,093	$39,123	$58,618	$60,532	$184,366
Net income (loss)	$(12,284)	$(4,609)	$82,733	$(10,971)	$54,869

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	7,302	6,623	6,640	6,569	6,815
Heavy oil (bpd)	2,506	2,011	2,004	1,838	2,057
Natural gas liquids (bpd)	1,505	1,457	1,310	1,331	1,401
Natural gas (mcfd)	75,840	77,803	78,560	97,489	82,469
Oil equivalent (boed)	23,953	23,058	23,047	25,986	24,018

Average selling price net of transportation expense
(continuing operations) (Cdn$)
Crude oil per bbl	$43.75	$65.92	$54.94	$46.23	$52.45
(before realized financial derivative instruments)
Crude oil per bbl	$42.77	$64.64	$54.09	$45.38	$51.47
(including realized financial derivative instruments)
Natural gas liquids per barrel	$53.89	$54.12	$51.91	$47.46	$51.91
Natural gas per mcf	$7.98	$6.10	$5.90	$6.73	$6.66
(before realized financial derivative instruments)
Natural gas per mcf	$7.82	$6.41	$6.26	$7.15	$6.92
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	130,735	100,284	114,839	115,727	115,354

Provident Energy 2008 Second Quarter Results